Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: March 8, 2022

On March 8, 2022, GBT JerseyCo Limited (“GBT”) will meet with an investor to discuss the proposed business combination. The presentation being used during the meeting is set forth below.

March 8, 2022

Legal Disclaimer

Forward-Looking Statements

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this presentation, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "anticipate," "expect," "suggests," "plan," "believe," "intend," "estimates," "targets," "predicts," "projects," "should," "could," "would," "may," "will," "continue," "forecast" or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of GBT JerseyCo Limited ("Amex GBT") and Apollo Strategic Growth Capital ("APSG") as of the date of this presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to APSG and Amex GBT. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of APSG's registration statement on Form S-4 (file no. 333-261820), filed with the SEC on December 21, 2021 and amended on February 4, 2022 (as amended from time to time, the "Registration Statement"). The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside APSG's and Amex GBT's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT following the announcement of the transaction; (2) the inability to complete the proposed business combination between APSG and Amex GBT (the "Business Combination"), including due to the inability to concurrently close the Business Combination and the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (6) costs related to the Business Combination; (7) changes in the applicable laws or regulations; (8) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (9) the impact of the global COVID-19 pandemic; and (10) other risks and uncertainties described in the Registration Statement. APSG and Amex GBT caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any other forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The financial results presented in this presentation are preliminary and may change. This preliminary financial information has been prepared by management, and Amex GBT's independent accountants have not completed their audit or review of such financial information. There can be no assurance that Amex GBT's actual results for the periods presented herein will not differ from the preliminary financial information presented herein and such changes could be material. This preliminary financial information should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future periods.

No Offer or Solicitation

This presentation is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a preliminary prospectus and a preliminary proxy statement, and, after the Registration Statement is declared effective, APSG will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG's shareholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus, and the amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of APSG as of a record date to be established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, when available, at the SEC's website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG's and Amex GBT's respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.

Legal Disclaimer

Use of Projections

This presentation contains projected financial information with respect to Amex GBT. Such projected financial information constitutes forward-looking information and are presented as goals or an illustration of the results that could be generated given a set of hypothetical assumptions that may prove to be incorrect. Such projected financial information should not be viewed as guidance and is not based on Amex GBT's historical operating results and should not be relied upon as necessarily indicative of future results or Amex GBT's actual economics. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, a number of which are beyond the control of either Amex GBT or APSG and subject to change, including the duration and ongoing impact of the COVID-19 pandemic, that could cause actual results to differ materially from those contained in the prospective financial information. Actual results may differ materially from the results contemplated by the financial forecast information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Amex GBT's nor APSG's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. Moreover, Amex GBT operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on Amex GBT's business or the extent to which any factor, or combination of factors, may cause Amex GBT's actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of Amex GBT and APSG contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Amex GBT, APSG or any other entity.

Industry and Market Data

This presentation also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, none of Amex GBT, APSG or the third party can guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Amex GBT and APSG have not independently verified any such third party information, and make no representation as to the accuracy of, such third party information.

Financial Statements and Certain Financial Measures

Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles ("GAAP"). Please refer to slides 18-19 of this presentation for additional details. Amex GBT and APSG believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Amex GBT's financial condition and results of operations. Amex GBT's management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Amex GBT and APSG believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Amex GBT's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income and cash flows that are required by GAAP to be recorded in Amex GBT's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income and cash flows are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results and reconciliations to the most directly comparable GAAP measure are provided on slides 20-23 of this presentation.

Trademarks, Service Marks and Trade Names

Amex GBT or APSG own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Amex GBT or APSG, or an endorsement or sponsorship by or of Amex GBT or APSG. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Amex GBT or APSG will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

4 Agenda 2.1. Long - term Growth Drivers For GBT 2.2. EBITDA Margin Trend And Opportunity 2.3. Free Cash Flow Drivers 1. 2021 Q4 and FY Results and Trading Update 2. Financial Matters

1. 2021 Q4 and FY Results and Trading Update

2021 Highlights

GLOBAL BUSINESS TRAVEL

Financial Results Well Above Forecast[1,2]

- ▶ Driven by **119%** year-over-year growth in Q4 revenue, despite the impact of the Omicron variant in December, and efficiencies from structural cost reduction actions
- ▶ FY pro forma revenue, net loss and Adjusted EBITDA totaled $889M, ($700M) and ($520M), respectively. Pro forma revenue and Adjusted EBITDA exceeded forecast in Registration Statement by **$61M** and **$37M**, respectively[1,2]

Corporate Travel Recovery Accelerating

- ▶ Corporate travel transaction recovery in the last week of February 2022 reached **51%** of 2019 levels, a 23pt improvement versus mid-January, when travel was negatively impacted by the Omicron variant
- ▶ TTV[3] in the last week of February 2022 reached **45%** of 2019 levels, which compares to a projected **49%** for the full year 2022 previously disclosed in the Registration Statement[2]

Egencia Synergies & Accelerated SME[4] Growth

- ▶ Completed acquisition of Egencia, the leading B2B[5] travel software platform, from Expedia; on track to achieve **$109M** in total Egencia synergies and expect to deliver **$25M** synergies in 2022
- ▶ Acquisitions of Egencia and Ovation Travel Group doubled SME footprint to represent approximately **45%** of revenue, based on 2019
- ▶ Positioned for continued SME growth with 2021 new wins value[6] that represents **14%** of 2019 pro forma TTV[5] for the SME customer segment

Strengthened Customer Value

- ▶ Delivered **$3.7B** new wins value[6], which represents **10%** of 2019 pro forma TTV[6], **95%** customer retention rate[7], **92%** customer satisfaction score[7] and major new customer wins
- ▶ Significantly increased value, choice and experiences for customers with acquisitions of Ovation Travel Group and Egencia
- ▶ Accelerated technology investments and launched new, innovative travel and expense software solutions

[1] *2021 financial results are preliminary and unaudited.*
[2] *Apollo Strategic Growth Capital filed the registration statement on Form S-4 (file no. 333-261820) with the SEC on December 21, 2021 as amended on February 4, 2022 (as amended from time to time, the "Registration Statement").*
[3] *Total Transaction Value ("TTV") refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.*
[4] *"SME" represents Small & Medium Enterprises, which Amex GBT generally defines as having an expected annual spend on air travel of less than $20 million. This criterion can vary by country and client needs. "GMN" represents Global & Multinational Enterprises.*
[5] *Business-to-business ("B2B").*
[6] *Expected annual average TTV over the contract term from new client wins based on 2019 spend; includes Egencia for the full year.*
[7] *Excludes Egencia and Ovation.*

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6 2021 Highlights: Financial Results Well Above Forecast 1 (FY) Year Ended Dec. 31, 2021 ($M; 2021 amounts are preliminary and unaudited) Pro Forma Results (incl. full year of Egencia) Registration Statement Forecast 1 Variance Total Transaction Value (TTV) 2 $7,969 $7,600 + $369 Revenue $889 $828 + $61 Adjusted EBITDA ($520) ($557) + $37 1 Apollo Strategic Growth Capital filed the registration statement on Form S - 4 (file no. 333 - 261820) with the SEC on December 21, 2021 as amended on February 4, 2022 (as amended from time to time, the “Registration Statement”). 2 Total Transaction Value (TTV) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cru ise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds. ✓ ✓ ✓ The following table presents full year 2021 financial results pro forma to include Egencia for the full year. These pro forma re sults are directly comparable to the forecast provided in the Registration Statement 1 filed with the SEC by Apollo Strategic Growth Capital. 1. 2021 Q4 and FY Results and Trading Update

7 0% 10% 20% 30% 40% 50% 60% 2021 Highlights: Corporate Travel Recovery Continuing Monthly Gross Transaction 1 Recovery vs. 2019 1 Gross Transactions represents the total number of transactions, including air, hotel, car rental, rail or other travel - related t ransactions, recorded at the time of booking, on a gross basis to include cancellations, refunds and exchanges. Alpha variant 4 months volume uncertainty Delta variant 2 months volume uncertainty 6 weeks volume uncertainty Omicron variant Feb - 22 exit rate ~51%; +23pt volume recovery in 6 weeks 1. 2021 Q4 and FY Results and Trading Update

8 Underlying Historical Organic Growth Underpinned By Existing Customer Growth And Share Gain Source: Moody’s, GBT * Real GDP growth for key geographies ** Consolidating GBT, Ovation and Egencia TTV for the 2017 - 2019 period. Excludes HRG as the legacy HRG proposition was discontin ued post acquisition and customers migrated to the GBT platform Installed base of customers growing above GDP, track record of share gain Real GDP growth* Spend growth within existing customers Share gain 2017-2019 TTV growth** c.2%pa 1 - 2% pa 2 - 3%pa 6% pa SME: 7% pa GMNC: 5%pa 2.1. Long - term Growth Drivers For GBT

2.1. Long-term Growth Drivers For GBT

Large And Attractive SME Platform For Accelerated Growth

GLOBAL BUSINESS TRAVEL

Large, Underpenetrated Segment – Significant Runway, Attractive Growth and Economics


Managed SME
~$254B[1]
GBT Share of Managed SME $16B, ~6%
Unmanaged SME
~$675B[1]

Total SME Opportunity of ~$945B[1]

- Volume recovery for SME has outpaced GMN by **5-10pts**
- SME accounted for **45%**[2] of total GBT revenue in 2019
- US SME gross margin **~25-30% higher** vs. total Amex GBT

Levers to Accelerate Growth

Underlying historical SME annual growth: **7%**

Based on GBT SME, Egencia and Ovation TTV growth in 2017 – 2019

Levers to accelerate growth beyond industry recovery:

+ Accelerated shift from unmanaged to managed
+ Increased win rate from our leading solutions in each segment
+ Full utilization of the Amex / GBT co-lead generation partnership – 3M SME business relationships in the US
+ Expanded SME sales team
+ Scaled digital marketing engine

Potential to accelerate steady state annual growth rate beyond the historical average and our current forecast to **double digits**

Source: GBTA, JP Morgan T&E Benchmark, ARC, Phocuswright, Airlines for America, European Business Travel Barometer survey, iResearch China

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10 $502m $(520)m $527m 2019 PF adj. EBITDA Industry volume impact Volume related cost savings Permanent Cost Benefits Share gain 2021 PF adj. EBITDA Travel Industry Recovery Volume related cost add-back Permanent Cost Benefits Share gain Inflation/Merit Egencia Synergies 2023 PF adj. EBITDA forecast 2019A – 2023A GBT + Egencia EBITDA Bridge Source: Management projections. Note: A 10ppt industry recovery is ~$76mm. 1. Includes $15MM of constant currency adjustments and full - year pro forma of Ovation results. Includes Egencia for the full year 2 021. Amex GBT returns to pre - Covid earnings even with only ~ 70% of travel demand recovered $(1,956)m $742m $188m $1,421m $30m $(30)m $4m $(482)m $47m $61m 2.2. EBITDA Margin Trend And Opportunity

2.2. EBITDA Margin Trend And Opportunity

Margin Expansion Opportunity of 4-10pts at 70-100% Industry Recovery

GLOBAL BUSINESS TRAVEL

Margin Expansion Drivers in the Forecast



18%
5%
8%
1%
2%
22%
5%
1%
28%
1
2
1
2019 PF Adj. EBITDA Margin %
~70% Travel Industry Recovery
Permanent Cost Benefits
Merit / Inflation
Egencia Synergies
2023 PF Mgmt. Adj. EBITDA Margin % at 70% Industry Recovery
100% Industry Recovery
Egencia Synergies
PF Adj. EBITDA Margin % at 100% Industry Recovery

(1) 2023 forecast based on ~70% of 2019 industry volume recovery. Leveraging fixed cost base results in significant Adj. EBITDA margin expansion of 6ppts to 28%, when revenue is 100% recovered (vs. 85% in 2023).

(2) Opportunity to offset further cost inflation with increased Average Ticket Price is not included in forecast. Generally, if ATP increases in line with inflation, it largely offsets the impact of cost inflation – i.e. natural hedge, although net impact may vary by geography and supplier among other factors.

Margin Expansion Levers Incremental to Forecast

Accelerated SME growth	▸ Expanded and strengthened SME value proposition creates capability to accelerate SME sales performance beyond what's in forecast ▸ Additional upside potential as SME is the fastest growing segment that is also recovering from pandemic more quickly ▸ Accretive margin impact – as SME becomes a higher % of revenue, higher incremental margins on a largely fixed cost base drive upside
Improved revenue yield	▸ Forecast assumes supplier revenue yield is flat, but recent supplier yields have been better – suggests incremental opportunity not included in current forecast ▸ Recent major supplier deals re-signed at equal or better yields

PF includes Egencia.

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2.3. Free Cash Flow Drivers

Expect Long-term Free Cash Flow Conversion of ~45%

GLOBAL BUSINESS TRAVEL

Adjusted EBITDA and Free Cash Flow ($M)



138
(186)
172
(50)
238
71
311
71
428
165
2015
2016
2017
2018
2019
2019 FCF Conversion of 39%
Adj. EBITDA
'15 -'19 CAGR 33%
'15 - '19 +$290M
Free Cash Flow
'15 -'19 +$351M

Free Cash Flow Projection Drivers

Working Capital	▸ Annual working capital outflow approaching ~1% of TTV growth
Capex	▸ Steady state Capex of $100-110M per year ▸ D&A ~$100M per year
Cash Interest	▸ Cash interest of ~$90M per year ▸ $1.2B debt after $200M DDTL ▸ Long term net leverage target of 2x, with flexibility to increase by up to 3x to execute M&A
Cash Taxes	▸ Projecting cash taxes of 50% of accounting tax to reflect utilization of losses ▸ Assume 32% accounting tax rate ▸ Expect to become full cash taxpayer in 8-10 years
Pension Contribution	▸ Pension contribution of $25-35M per year
Other Cashflow Items	▸ 2022 Severance cash outflow - $60M ▸ Egencia integration expense - $45M in 2022, $20M in 2023 ▸ M&A fees / Restructuring envelope of ~$20-30M per year

[1]Free Cash Flow defined as net cash (used in) from operating activities, less cash used for additions to property and equipment.
[2]Free Cash Flow includes separation costs of $188M in 2015, $136M in 2016, $95M in 2017, $54M in 2018 and $4M in 2019. Acquisitions excluded.

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13 Strong Liquidity Position After Pending Business Combination ► Ended 2021 with solid cash balance of $516M ► December 2021 debt refinancing provided $400M of incremental financing ► Pending business combination adds up to $817M cash held in trust (subject to redemptions) ► Upsized and oversubscribed fully committed PIPE investment adds $335M ► Have $1.0B - $1.8B pro forma liquidity under various redemption scenarios, as of 2021 year - end ► Long - term net leverage target of 2x with flexibility to increase by up to 3x to execute M&A Liquidity Highlights $516M $250M $817M $335M $90M $812M 12/31/2021 Cash Balance Delayed Draw & Revolver Amex GBT & APSG Business Combination Cash Held in Trust Maximum APSG Shareholder Redemption 12/31/2021 Pro Forma Liquidity 1 $1,016M $1,828M 1 Pro Forma Liquidity is before potential preferred equity paydown of $164M. PIPE Proceeds Business Combination Transaction Fees 2.3. Free Cash Flow Drivers

14 Leading B2B Travel Platform, With Strong Brand and Strategic Shareholders Unique Model With Strong Value Proposition to Customers and Suppliers Enabled by Cutting - Edge Technology Multiple Avenues to Accelerate Growth and Create Value Well - Positioned for Recovery in the Large and Resilient Travel Sector Proven Value Creation Through M&A and Operational Expertise Strong Financial Performance, With Proven Track Record of Growth and Profitability Highly Attractive and Differentiated Investment Opportunity 1 3 4 5 6 2

Supplemental Materials

2021 Highlights: Financial Results (Q4)

AMERICAN EXPRESS GLOBAL BUSINESS TRAVEL

Egencia was acquired on November 1, 2021. The following 2021 financial results include approximately two months of Egencia.

($M; 2021 amounts are preliminary and unaudited)	Q4 2021	Q4 2020	B/(W) %	Commentary
Total Transaction Value (TTV)[1]	$2,763	$470	488%	Driven by recovery in travel from the COVID-19 pandemic.
Transactions Growth (Decline)[2]	348%	(87%)		
Total Revenue	$287	$131	119%	
Travel Revenue	$186	$54	244%	Driven by recovery in travel from the COVID-19 pandemic, partially offset by lower yield.
Product & Professional Services Revenue	$101	$77	31%	Primarily driven by increased management fees, product revenue and meetings and events revenue as COVID-19 restrictions were relaxed.
Net loss	($199)	($261)	NM	
Adjusted EBITDA	($101)	($138)	NM	Driven by revenue growth partially offset by increased cost of revenue to support the rise in the volume of transactions, higher general and administrative costs, increased technology and content investments and higher sales and marketing investments.

[1] *Total Transaction Value (TTV) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.*

[2] *Transaction Growth (Decline) represents year-over-year growth or decline as a percentage of the total number of transactions, including air, hotel, car rental, rail or other travel-related transactions, recorded at the time of booking and is calculated on a gross basis to include cancellations, refunds and exchanges. To calculate year-over-year growth or decline, Amex GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the current period/year in percentage terms.*

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17 2021 Highlights: Financial Results (FY) ($M; 2021 amounts are preliminary and unaudited) FY 2021 FY 2020 B/(W) % Commentary Total Transaction Value (TTV) 1 $6,799 $5,941 14% Driven by stronger recovery in travel in the second half of 2021, partially offset by travel restrictions and the adverse impact of the COVID - 19 pandemic. Transactions Growth (Decline) 2 6% (71%) Total Revenue $763 $793 (4%) Travel Revenue $446 $468 (5%) Due to lower yield, partially offset by Transaction Growth driven by stronger travel volumes as the travel industry strengthened in the second half of 2021. Product & Professional Services Revenue $317 $325 (2%) Due to a decline in Management Fees and Meetings & Events revenue in the first half of the year related to the onset of travel restrictions in March of 2020, partially offset by an increase in revenue in the second half of the year driven by the recovery in travel. Net loss ($474) ($619) NM Adjusted EBITDA ($340) ($363) NM Driven by lower cost of revenues and lower technology and content expenses from cost savings initiatives implemented in 2020, partially offset by the decline in revenue and higher general and administrative costs. 1 Total Transaction Value (TTV) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cru ise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds. 2 Transaction Growth (Decline) represents year - over - year growth or decline as a percentage of the total number of transactions, in cluding air, hotel, car rental, rail or other travel - related transactions, recorded at the time of booking and is calculated on a gross basis to include cancellations, refunds and exchanges. To calculate year - over - year growth or decline, Amex GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the current period/year in per cen tage terms. Egencia was acquired on November 1, 2021. The following 2021 financial results include approximately two months of Egencia.

Non-GAAP Financial Measures

GLOBAL BUSINESS TRAVEL

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to, other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment locations. We also use certain of our non-GAAP financial measures as indicators of our ability to generate cash to meet our liquidity needs and to assist our management in evaluating our financial flexibility, capital structure and leverage. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance and liquidity against that of other peer companies using similar measures.

We define Adjusted EBITDA as net loss before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, certain corporate costs, foreign currency gains (losses), non-service components of net periodic pension benefit (costs) and gains (losses) on disposal of businesses.

Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance that does not represent and should not be considered as an alternative to net (loss) income or total operating expenses, as determined under GAAP. In addition, this measure may not be comparable to similarly titled measures used by other companies. This non-GAAP measure has limitations as an analytical tool, and this measure should not be considered in isolation or as a substitute for analysis of the Company's results or expenses as reported under GAAP. Some of these limitations are that this measure does not reflect:

- changes in, or cash requirements for, our working capital needs or contractual commitments;
- our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;
- our tax expense, or the cash requirements to pay our taxes; recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
- the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
- restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and
- impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

Adjusted EBITDA should not be considered as a measure of liquidity or as a measure determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We believe that the adjustments applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

We use this measure as a performance measure as it is an important metric used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. This non-GAAP measure supplements comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that Adjusted EBITDA is helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

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19 Non - GAAP Financial Measures, Cont. We define Free Cash Flow as net cash (used in) from operating activities, less cash used for additions to property and equipm ent . We believe Free Cash Flow is an important measure of our liquidity. This measure is a useful indicator of our ability to gene rat e cash to meet our liquidity demands. We use this measure to conduct and evaluate our operating liquidity. We believe it typically presents an alternate measure of cash flows since purchases of property and equipment are a n ecessary component of our ongoing operations and it provides useful information regarding how cash provided by operating activities compares to the property and equipment investments required to maintain and grow our platfor m. We believe Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash. Free Cash Flow is a non - GAAP measure and may not be comparable to similarly named measures used by other companies. This measure has limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent cash flow for discretionary expenditures. This measure should not be considered as a measure of liquidity or cash flows from operations as determined under GAAP. This measure is not measurement of our financial performance under GAAP and should not be considered in isolation or as alternative to net (loss) in come or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Pro Forma Financial Information This presentation includes certain pro forma financial information. The pro forma adjustments assume that the Company acquire d E gencia as of January 1, 2021. The pro forma financial information is unaudited and is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if th e r elevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The pro forma financial information presented is calculated in a manner similar to the pro forma financial statements prepared in acc ord ance with Regulation S - X under the Securities Act of 1933. 19

20 2015A 2016A 2017A 2018A 2019A 2020A GAAP Operating Income (116) (33) 34 74 206 (747) Depreciation & Amortization 71 78 96 125 141 148 Share of Earnings in Equity Method Investments 3 1 4 6 5 (5) Restructuring Charges 37 27 30 21 12 206 Integration Costs – – 0 17 36 14 M&A Costs – 5 11 24 12 10 Separation Costs 139 87 59 39 3 (0) Non Cash Equity Plan 4 4 4 4 6 3 Other – 3 0 2 8 8 Adj. EBITDA 138 172 238 311 428 (363) Parallel Costs 48 49 36 15 1 2 TSA Admin Fee & Premium 14 10 7 3 – – PCI – – 1 12 4 0 Board Expenses 4 4 4 3 4 3 Product Investments – 10 14 12 9 0 All Other Adjustments – – (8) – – – Management Adj. EBITDA 205 245 292 356 447 (358) Ovation PF EBITDA 5 (21) DER PF EBITDA 4 – FX at Constant Currency 7 2 Adj. EBITDA (PF for Ovation/DER) 205 245 292 356 462 (377) Egencia PF EBITDA 40 (248) Total PF Adj. EBITDA (PF for Ovation/DER/Egencia) 205 245 292 356 502 (625) ($MM) Tabular Reconciliations for Non - GAAP Measures Reconciliation of Adjusted EBITDA

21 Tabular Reconciliations for Non - GAAP Measures Reconciliation of net loss income to Adjusted EBITDA a) Represents severance and related expenses due to restructuring activities and impairment of operating lease right - of - use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID - 19 pandemic. b) Represents expenses related to the integration of businesses acquired. c) Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre - acquisition du e diligence and related activities costs. d) Represents non - cash equity - based compensation expense related to the management incentive plan. e) Includes: (i) executive long - term incentive plan expense of $11 million and $2 million for the three months ended December 31, 2021 and 20 20, respectively, and $15 million and $2 million for the years ended December 31, 2021 and 2020, respectively, (ii) litigation costs of $2 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $6 million and $6 million for the years ended December 31, 2021 and 2020, respectively, (iii) unrealized gains (losses) of $2 million and $9 million for the three months ended December 31, 2021 and 2020, respectively an d $ 1 million and $12 million for the years ended December 31, 2021 and 2020, respectively, (iv) non - service component of our net periodic pension benefit (cost) related to our defined benefit pension plans of $3 million and $(2) mill ion for the three months ended December 31, 2021 and 2020, respectively, and $9 million and $2 million for the years ended December 31, 2021 and 2020, respectively and (v) loss on disposal of business of $1 million for the three months and full year ended December 31, 2021.

22 Tabular Reconciliations for Non - GAAP Measures Reconciliation of pro forma TTV, pro forma revenue, pro forma net loss and pro forma Adjusted EBITDA a) Represents severance and related expenses due to restructuring activities and impairment of operating lease right - of - use assets for closure of offices. For the year ended December 31, 2020, these charges include mitigating actions taken by us in response to adverse business impact resulting from travel restrictions due to the COVID - 19 pandemic. b) Represents expenses related to the integration of businesses acquired. c) Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre - acquisition du e diligence and related activities costs. d) Represents non - cash equity - based compensation expense related to the management incentive plan. e) Includes: ( i ) executive long - term incentive plan expense of $11 million and $2 million for the three months ended December 31, 2021 and 2020 , respectively, and $15 million and $2 million for the years ended December 31, 2021 and 2020, respectively, (ii) litigation costs of $2 million and $2 million for the three months ended December 31, 2021 and 2020, respectively, and $6 million and $6 million for the years ended December 31, 2021 and 2020, respectively, (iii) unrealized gains (losses) of $2 million and $9 million for the three months ended December 31, 2021 and 2020, respectively an d $ 1 million and $12 million for the years ended December 31, 2021 and 2020, respectively, (iv) non - service component of our net periodic pension benefit (cost) related to our defined benefit pension plans of $3 million and $(2) mill ion for the three months ended December 31, 2021 and 2020, respectively, and $9 million and $2 million for the years ended December 31, 2021 and 2020, respectively and (v) loss on disposal of business of $1 million for the three months and full year ended December 31, 2021.

23 Tabular Reconciliations for Non - GAAP Measures Reconciliation of Free Cash Flow 2015 2016 2017 2018 2019 ($ in millions) Net cash (used in) from operating activities (133)$ 6$ 122$ 137$ 227$ Less: purchase for property and equipment (53) (56) (51) (66) (62) Free Cash Flow (186)$ (50)$ 71$ 71$ 165$ Year Ended December 31,